SCHEDULE 13G/A
Filing for 2011
DELTA APPAREL, INC.
AMENDMENT NO. 2
Cusip Number   247368103
Page 1 of 4


DELTA APPAREL, INC.
Cusip Number   247368103
Page 2 of 4


1.	NAME OF REPORTING PERSON
S.S.  or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
			Wilen Investment Management Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
				(a)
				(b)	**

3.	SEC USE ONLY

4.	CITIZEN OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING
PERSON WITH:

5. 	SOLE VOTING POWER
		729,470 Shares

6.  	SHARED VOTING POWER
		NONE

7.  	SOLE DISPOSITIVE POWER
		729,470 Shares

8.  	SHARES DISPOSTIVE POWER
		NONE

9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH PERSON

		729,470 Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES*

			N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

			8.6%


12.	TYPE OF REPORTING PERSON*
		IA



DELTA APPAREL, INC.
Cusip Number   247368103
Page 3 of 4

Item 1.   Security and Issuer:

This statement relates to the common stock of Delta
Apparel, Inc.   ("The Issuer") 322 South Main Street,
Greenville, SC   29601.

Item 2.   Identity and Background:

(a)	Name of Person Filing:
Wilen Investment Management Corp.

(b)	Address of Principal Business Office:
8951 Bonita Beach Road, Suite 525-389
Bonita Springs, Florida  34135

(c)	Citizenship or Place of Organization: Florida

(d)	Title of Class of Securities:  Common Stock

(e)	CUSIP Number:  247368103


Item 3.

The Entity Filing is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership:

(a)	Amount Beneficially Owned:  729,470 shares

(b)	Percent of class:  8.6%

(c)	Number of Shares as to which such entity has:
(i)	Sole power to vote or to direct the vote: 729,470 shares
(ii)	Shared power to vote or to direct the vote:  None
(iii)	Sole power to dispose or to direct the disposition of:729,470 shares.
(iv) Shared power to dispose or to direct the disposition of:  None


Item 5. Ownership of Five Percent or Less of a Class of Securities:
Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable


DELTA APPAREL, INC.
Cusip Number   247368103
Page 4 of 4


Item 7. Identification and Classification of Subsidiaries which acquired the security being reported on by the Parent
Holding Company:

Not Applicable


Item 8.    Identification and Classification of Members of the Group:

Not Applicable

Item 9.    Notice of Dissolution of Group:

Not Applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 24th day of January, 2012.

JAMES WILEN

James Wilen, President
Wilen Investment Management Corp.